AEM SPA

SEC MAIL PROCESSING RECEIVED JUN 07 2006 WASH. D.C. 213 SECTION

06014204

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/185/2006/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 29, 2006

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Minutes of Aem Shareholders Meeting held on April 28, 2006.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 3.2005

AEM S.p.A.

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING

APRIL 28, 2006

On the twenty-eight day of April 2006, at 11:10 a.m., the Ordinary Shareholders' Meeting of AEM S.p.A. was held in Milan, at "Casa dell'Energia AEM", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that:

- in addition to himself, the Chairman, the following persons were present in their capacity as members of the Board of Directors:

-- Alberto Sciumè (Deputy Chairman);

-- Luigi Galassi;

-- Mario Mauri;

-- Paolo Oberti;

-- Francesco Randazzo;

-- Aldo Scarselli;

- as members of the Board of Statutory Auditors, the following regular auditors were present:

-- Alfredo Fossati (Chairman);

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

- the board members Mr. Dario Cassinelli and Mr. Antonio Taormina justified their absence.

Upon the attendants' unanimous consent, Mr. *Carlo Marchetti*, notary public, accepts to act as secretary of the meeting.

The Chairman notified and acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:00 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 73 of March 28, 2006, Notice No. S-2493, as well as in the following dailies: *Il Sole 24 Ore* and *Milano Finanza* of March 28, 2006 with the following

agenda

"1. Financial Statements as of December 31, 2005, Directors' Report on operations and Report of the Board of Statutory Auditors: inherent and consequent resolutions.";

- the Chairman also acknowledged that, with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More specifically:

-- the draft annual accounts, the consolidated accounts, the Report on operations and the Annual report on corporate governance, as approved by the Board of Directors' meeting of March 20, 2006, had been made available at the registered office and at Borsa Italiana S.p.A.[1], as well as on the website: www.aem.it, starting from March 31, 2006.

-- the Report of the Board of Statutory Auditor and the Report of the Independent Auditors had been publicly available in the same way starting from April 13, 2006;

-- all the documentation had been sent to the shareholders present in person or by proxy at the last meeting; all shareholders registered in the register of shareholders as owning at least 500,000.- shares; all those who had requested it,

-- as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman acknowledged that no. 49 shareholders representing no. 923,346,068 ordinary shares - equal to 51.30% of no. 1,800,047,400.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 936,024,648.00.- were present in person or by proxy.

At that date, the non-voting shares of the Company were no. 14,841,850, equal to 0.825% of the share capital.

Then, the Chairman stated that the meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda.

The Chairman notified and acknowledged that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*[2], shall be attached to these minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only, including the reporters attending the meeting from an appropriate room, connected by means of an audio-visual system. Furthermore,

---

[1] Italian Stock Exchange.

[2] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

in order to cope with the technical and organizational needs of the proceedings, some employees and collaborators of the Company would attend the meeting from another appropriate room connected by means of a closed circuit TV system;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws, as usual, while audio and videotaping would not be allowed;

- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	No. of ordinary shares	% of share capital
Municipality of Milan	**total 774,532,765**	**43.029%**
of which		
- directly	759,643,515	42.201%
- indirectly through Metropolitana Milanese S.p.A.	47,400	0.003%
- indirectly through Aem S.p.A. (own non-voting shares)	14,841,850	0.825%
UBS AG		
- indirectly through Atel Italia Holding S.r.l.	**95,798,522**	**5.322%**
Premafin Finanziaria S.p.A. Holding di partecipazioni	**total 36,646,474**	**2.037%**
of which		
- indirectly through Fondiaria SAI S.p.A.	6,150,158	0.342%
- indirectly through Milano Assicurazioni S.p.A.	30,331,316	1.685%

- indirectly through Novara Vita S.p.A.	100,000	0.006%
- indirectly through Systema Compagnia Assicurazioni S.p.A.	65,000	0.004%

The Chairman:

- stated that he was not aware of any Shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.
- reminded that, pursuant to Article 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, sixth paragraph of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for request and collection of the proxies under Articles 136 and ff. of the *Testo Unico della Finanza*[3].

The Chairman:

- formally requested those present to state any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;
- requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Marchetti, at the Chairman's table. When it would be their turn, they could speak with the appropriate microphone close to the table.

Before going on to discuss the items on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting:

- upon registration to enter the meeting, each shareholder or proxy was given a voting paper - or several voting papers if representing other shareholders by proxy - and expressed the intention, on behalf of the persons represented, of expressing a "dissenting vote";

[3] Finance Consolidation Act.

- each voting paper consisted of no. 4 coupons of different colors, ordered by consecutive numbers;

- voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the appropriate coupon;

- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters. He proposed to appoint Mr. Marco Airaghi and Mrs. Cinzia Debellis.

Once acknowledged that, at the beginning of the vote, no. 51 shareholders representing no. 1,108,142,849 shares - equal to 56.56% of the voting share capital - were present in person or by proxy, the Chairman put to the vote, by show of hands, the proposal to appoint Mr. Marco Airaghi and Mrs. Cinzia Debellis as vote counters.

The meeting unanimously approved.

Finally, the Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence.

The Chairman also pointed out that, in case of issue of more than one coupons to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any coupons remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the coupons.

* * *

The Chairman, after going on to discuss the agenda bearing ***"Financial Statements as of December 31, 2005, Directors' Report on operations and Report of the Board of Statutory Auditors: inherent and consequent resolutions"***, announces that, in compliance with *Consob* requests, the

independent auditors had taken no. 490 hours for a fee of € 50,059.00.- for auditing the annual accounts of AEM S.p.A. and no. 160 hours for a fee of € 16,526.00.- for auditing the consolidated accounts of the AEM Group.

Furthermore, by the attendants' unanimous consent, he proposes to omit the reading of the financial statements, the Report on operations, the Report of the Board of Statutory Auditors and the Report of the Independent Auditors, in order to leave greater space to the discussion. The latter had expressed an opinion without any remark on AEM's annual accounts and on the AEM Group's consolidated accounts as of December 31, 2005, as it transpired from the reports issued on April 11, 2006, which could be found in the last pages of the booklet containing the draft annual accounts and consolidated accounts that the participants were holding in their hands.

The Chairman informs the shareholders' meeting that, today, the Company issued the following press release: "*the Company announces that shortly before the start of the shareholders' meeting, the representative of shareholder Municipality of Milan informed the Chairman of the Board of Directors that, during the meeting, he would request the adoption of a resolution on a dividend of Euro 0.06 per share, while the Board of Directors' proposal is for a dividend of Euro 0.056 per share.*"

The Chairman goes on by extending his condolences for the passing of councilor Professor Talamona, who had attended many of AEM's shareholders' meetings as a representative of the Municipality.

In regard to a number of Group companies, the Chairman then announces that the Company is currently holding talks on the disposal of Metroweb S.p.A.. Third parties have expressed their interest in acquiring it, and should such proposals be well accepted, the Company may even choose to transfer the control of Metroweb S.p.A..

He also recalls, as already announced to the market on March 6, 2006, that ACSM S.p.A. and AEM S.p.A. have executed a Memorandum of Understanding, whose object is AEM's acquisition of 20% of the share capital in ACSM, and the transfer from AEM S.p.A. to ACSM S.p.A. of a controlling share in Serenissima Gas and Serenissima Energia, as well as a non-controlling stake in Mestni Plinovodi. Such an operation, adds the Chairman, was approved by the Municipal Council of Como on April 19, 2006, and in the next few days, will be submitted for approval by the Town Council of Como.

Before moving on with the discussion, the Chairman of the Board of Statutory Auditors, Mr. Fossati, upon the Chairman's invitation, reads out the reply of the Board of Statutory Auditors itself below to a shareholder's complaint, pursuant to Article 2408 of the Italian Civil Code.

"Through the complaint, pursuant to Article 2408 of the Italian Civil Code, sent on April 11, 2006, shareholder Mr. Arturo Buzzi had briefly outlined the advisability of accelerating the depreciation process of the infrastructures owned by Metroweb S.p.A. in relation to the technological developments and alleged risks existing in the business dealings with its major client Fastweb S.p.A., and had asked this Board whether the matter had been taken into due consideration when preparing the 2005 financial statements of both Metroweb S.p.A. and AEM S.p.A..

The Board of Statutory Auditors convened on April 21, 2006, to examine the financial statements of Metroweb S.p.A. and any other useful document, discussing the matter with the administrative department of the AEM Group.

The Board of Statutory Auditors of AEM S.p.A., first of all, points out that it is the responsibility of the administrative and governing bodies of such company to prepare and control the financial statements of Metroweb S.p.A., and that the 2005 annual accounts of the parent company AEM S.p.A. do not recognize any profit referring to Metroweb S.p.A., since such company has resolved to allocate the entire net profit to its reserves; Metroweb's result, instead, is entered in the consolidated financial statements of the AEM Group, being a subsidiary consolidated on a line-by-line basis.

According to accounting standards, depreciation is the method of apportioning the cost of a tangible asset over the financial years based on its estimated useful life.

Depreciation must be systematic and functional to the residual useful life of an asset, measured on the basis of several elements including: impairment over time, level of use, knowledge of the useful life of the assets of the company and of its industry, obsolescence of the asset and the relevant product it is used for, etc.

Since residual useful life is the sum of a series of elements, during the depreciation period, verification is made to check whether any changes have affected said elements, such as to change the residual useful life of the asset.

In this particular case, depreciation of the fiber optic network is made systematically on a 5% annual rate, since the estimated useful life is 20 years.

According to the directors of Metroweb S.p.A., there have been no changes in the elements that determine the useful life of the asset in question, or any such events or technical or business

circumstances in 2005 as to require a change in the useful life of the optic fiber, hence of relevant depreciation.

What's more, the foregoing estimated useful life is consistent with the long-term contractual relations in force with the main client (Fastweb S.p.A.) regarding use of the optic fiber.

Mention must also be made that revenues from the lease of optic fiber and grant of real rights of use thereto rose by 7% in the 2005 financial year against the previous period, basically due to the completion of new fiber optic lease contracts.".

The Chairman thanks Mr. Fossati and calls on the Secretary, who reads out the proposals of the Board of Directors, appearing at page 155 of the print file handed over to the attendants and found below.

Dear Shareholders,

the annual accounts of your company, as of December 31, 2005, closed with a profit of € 168,140,293.00.-.

If you agree with the principles adopted to prepare the financial statements and with the accounting policies, we invite you to approve the following resolutions:

"The Shareholders' Meeting

- *having acknowledged the Report on operations by the Board of Directors;*
- *having acknowledged the Report of the Board of Statutory Auditors;*
- *having acknowledged the Report of the Independent Auditors;*
- *having examined the financial statements as of December 31, 2005, showing a profit of € 168,140,293.00.-;*

resolves

***a.)** to approve:*

- *the Report on operations by the Board of Directors;*
- *the balance sheet and the relevant income statement and the notes to the financial statements for the relevant financial year, showing a profit of € 168,140,293.00.-, as submitted by the Board of Directors as a whole and in the individual entries, with the suggested earmarking and allocations;*

***b.)** to allocate the operating profit, equal to € 168,140,293.00.- as follows:*

- *€ 8,407,015.00.- as a legal reserve;*
- *€ 59,761,767.00.- as an extraordinary reserve;*

• *€ 99,971,511.00.- as a dividend to the shareholders, corresponding to € 0.056.- for each of no. 1,785,205,550 shares outstanding at that date, net of no. 14,841,850 own shares with respect to a total of no. 1,800,047,400 ordinary shares.*

The dividend shall not be entitled to any tax credit, and based on the recipient, shall be subject to source-withholding tax by way of tax, i.e. shall partially contribute to form the taxable income. Payment take place starting from June 22, 2006, as against detachment of coupon no. 8".

The Chairman declares the meeting open on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary at the Chairman's table and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. Carlo Magri, representing shareholder Municipality of Milan, addresses the meeting, and on behalf of said shareholder, proposes to distribute a dividend of Euro 0.060 to the shareholders, instead of the dividend of Euro 0.056 proposed by the Board of Directors.

Mr. Galeone, first of all, point out that, given today's public transport strike, the Company could have arranged for a parking area for shareholders near the meeting place, avoiding the trouble they had. He also asks if it would be possible in the future to receive a copy of the financial statements beforehand, and goes on by expressing his appreciation for their reader-friendly layout.

He then recalls that the AEM stock has not shown any particular fluctuations in its price since it was placed on the market six years ago: now, if that can be considered good news on the one hand, on the other, it may mean that the stock and the Company are poorly visible. He therefore expresses his opinion that greater efforts should be made to spotlight AEM's initiatives, in the press too, since they very seldom make the headlines.

Moving on to several questions regarding the figures in the financial statements, Mr. Galeone dwells in particular upon the summary figures appearing at page 3 of the file handed over to the attendants. He points out that revenues have gone up by approximately 50%, while operating costs have increased by roughly 90%, with staff costs accounting for a mere 20%. He therefore asks the reasons for such a hike in operating costs, why tangible assets are negative, and, in detail, what does "other income" and "other costs" mean. To conclude, he requests further details on the net financial position, passed to Euro 5.745 billion.

First of all, Mr. Girelli Consolaro voices his appreciation for the proposal made by the Municipality of Milan to increase the distributed dividend by 8%.

He then asks:

- what are the industrial and business synergies between EDF, Edison and AEM;
- if the intention to increase the stake in ATEL up to 20% still holds, recalling that this is a company owning nuclear and hydroelectric power stations and enjoys a strategic position in Europe;
- if there is still interest in exercising the PUT options to increase the stake in Edipower, SEL and Dolomiti Energia.

Mr. Girelli Consolaro also stresses that AEM's debt totals Euro 5.5 billion, in consideration of assets equal to Euro 3.6 billion, with an extremely high debt/equity ratio (1.5). In the light of the cash outlays that would be made if the foregoing PUT rights were exercised, he asks whether the idea is to go ahead with a capital increase or dispose of the stake in Metroweb, also pointing out that this company has a single client, i.e. Fastweb: hence, in his opinion, whoever buys Metroweb should be also to the liking of Fastweb itself. He then asks if there are plans to sell the electric power transmission network.

In regard again to the cash requirements of AEM, he recalls, in any case, that the Company can also make use of its cash flows and now, also of the dividends from Edison: he asks if, for the purpose of speeding up the transfer of such dividends into the company's funds, there are plans for a merger with Delmi.

Recalling that the Municipality of Milan is the exclusive owner of the water network, Mr. Girelli Consolaro also asks if a merger between AEM and the owner of the water network is being considered, stressing that such a combination would also allow the Municipality to regain its over 50% stake in AEM, shaking off all the fears that could arise from an unfavorable ruling in the well-known trial pending in Brussels.

He ends his address by asking what plans are in store for the Company's pay out policies.

Mr. Buzzi, first of all, shows his discontent for the Board of Statutory Auditors' reply to his complaint, pursuant to Article 2408 of the Italian Civil Code, stating that the Board of Statutory Auditors deliberately omitted reference to the rationale of the complaint itself, namely the Chairman's statement that the contract signed with Fastweb lapses before the term of the depreciation of the fiber optic network. In his view, this tips the scales in favor of Fastweb against Metroweb, lowering consideration to be paid by Fastweb itself. Mr. Buzzi stresses that, in the light of such considerations, the network's depreciation period, which is 20 years, appears to be inadequate: the depreciation term, he adds, must not be established on the basis of the asset's life, rather on its profitability: if profitability is expected to drop, he believes that the depreciation term

should be shortened. He emphasizes, once again, that, given the above circumstances, Metroweb and AEM's results appear to be misleading.

Mr. Buzzi also refers to the shareholders' meeting held on October 28, 2005, and to the reasons given by the Chairman to deny access to the expert report drawn up by Morgan Stanley on the AEM/e.biscom share swap transaction for Metroweb and Fastweb, basing his refusal on the Court's same decision not to exhibit the report during the trial. In the opinion of Mr. Buzzi, this is an "outright pretext", since by no means did the Court order the report to be kept classified as secret, but simply declared its irrelevance for the purposes of the pending proceedings. Clearly, denial may have a two-fold meaning. But, he adds, perhaps the Chairman holds information that may indicate from this very moment the Court's final ruling, which will be rendered and made public only next year, since the final hearing has been set for the end of the current year. So, he reiterates his request to access the report on the grounds of irrelevance of the reasons put forward so far, since the report in itself is relevant for the purposes of the fairness opinion of the valuations of Metroweb and Fastweb, hence, of the correctness of the transaction as a whole, which he believes badly affected the operating results of AEM S.p.A. and will continue to do so in the future.

Mr. Basilio Rizzo, first of all, requests further details on the Company's general financial position, in particular, to know whether the Edison transaction can be considered fully absorbed, or if further financial resources are required: in this regard, he expresses his firm belief that the current Municipal Government has no intention to invest in AEM.

After stressing that the market should not be seen as the absolute yardstick, he points out that the price of the AEM stock seems to be "stifled": if one were to match the valuations of stock market analysts on companies similar to AEM, then, he says, one would spot a gaping difference in the performance of share prices. In this regard, he wishes to hear the opinion of the Board of Directors.

Referring to a number of considerations already made by other shareholders, he recalls how the Municipality had often expressed its intention to keep full control over the water network: he therefore asks what well-constructed initiatives or strategies AEM has in mind, with a view to a possible combination with the company that manages Milan's water network or, more broadly speaking, what are the Company's strategies in the water sector, even disregarding Milan's particular situation.

Mr. Basilio Rizzo goes on by recalling that an article appearing in yesterday's *Il Sole 24 Ore* had mentioned the possible disposal of AEM's and Edison's transmission network: he requests further information on this point.

As far as Metroweb is concerned, he recalls the many times he had stressed that, once share relations with Fastweb were over, the AEM subsidiary should have urgently found new clients: he asks whether such a result has been achieved or not, and points out that, if Fastweb were still Metroweb's only client, its disposal would have to be necessarily accepted by Fastweb itself.

Mr. Basilio Rizzo, again, asks if there is news on the well-known dispute pending before the European Court of Justice, and how the Board intends to handle the case.

Regarding the proposal put forward by the Municipality of Milan on the dividend, first of all, he points out that, in SEA, the Municipality had, in actual fact, proposed a much bigger increase in the dividend: reducing the increase in the proposed dividend, he stresses, is probably a further indication of the Municipality of Milan's intention to keep its stake in AEM, thus, a reassuring sign. However, he then asks what is the Board of Directors' opinion on the matter, and recalls that, in any case, the Municipal Council should also express the reasons for the proposal. To conclude, he asks if the Board is acquainted with any chances of distributing extraordinary dividends.

Mr. Fragapane firstly recalls that, during several of AEM's previous shareholders' meetings, many shareholders had criticized, for political rather than for economic reasons, the Municipality, if not the Mayor in person, a behavior he disagrees with.

He then expresses his satisfaction for the proposal put forward by the Municipality to increase the dividend, recalling how a number of companies have resolved to distribute the entire net profit. He also disagrees with the doubts expressed on the stock's performance: some companies, he recalls, have done better, but many have done worse. He therefore considers the Board of Directors and the majority shareholder's management so far as being sensible.

To conclude, he requests details on the current situation of the dispute, and points out that, whatever the outcome, the Municipality would still firmly remain the relevant shareholder.

There being no other person wishing to take the floor, the Chairman starts with the following replies.

Regarding the figures of the financial statements, Mr. Zuccoli stresses how the financial statements submitted today to the shareholders' meeting for approval are rather peculiar, in that they refer to the period when the Edison transaction was completed. The way the financial statements recognize this transaction is not, so to speak, uniform. Indeed, on the one hand, the balance sheet, which gives a snapshot of the Company as of December 31, 2005, fully recognizes the transaction. On the other, instead, the income statement inevitably recognizes only the revenues from Edison over the period the equity interest was consolidated. Hence, the balance sheet fully recognizes the portion of

liabilities of Edison as of December 31, while its proportional revenues have been entered in the income statement of AEM for approximately 2½ months only. As a result, the financial position shows a negative value for this very reason: without Edison's consolidation, the position would have improved by approximately Euro 270 million.

Regarding Mr. Galeone's queries again, the costs incurred for the disposal of the assets, falling in the frame of the plans to renew the Company, were approximately Euro 5 million, while an extraordinary capital gain was recorded over the previous period from the sale of the property located in Via Caracciolo.

Moving on to the considerations made by Mr. Girelli Consolaro, Mr. Zuccoli points outs the many feasible synergies between Edison and AEM, although benefits would clearly be felt after some time. Besides, one of the main reasons that led to investing in Edison was, indeed, the fact that some aspects of Edison's business were complementary to AEM's activity. Edison is, in fact, a major energy producer, although its activities do not involve energy distribution, which, instead, is AEM's main business. Moreover, Edison is a party to major gas purchase contracts with Libya, Russia and Norway, although gas distribution can be considered its side business. What's more, Edison is planning to further strengthen its footing in the gas sector, for instance, by installing a new regasification plant in Rovigo, which will hopefully come on stream by the start of 2008, breaking the traditional link in Italy between gas well and end user. In fact, the regasification terminal will make it possible to purchase gas from all over the world, transporting it on methane carriers, and avoiding exceptional events such as last winter's, when strategic reserves had to be used following the disruption in gas flows from Russia and Ukraine. The new regasification plant will be extremely interesting, since ownership will be jointly held by Edison, the Qatar government, the world's leading liquefied gas producer, and Exxon, who is currently building the plant. Synergy prospects, in this sector, are evident, though unmeasurable at this time.

Instead, relations with EDF are different: in fact, AEM is EDF's shareholder on equal terms in Transalpina, thanks to a complex, though, highly guaranteed governance, without there being any business relations.

AEM, adds the Chairman, still aims to acquire a 20% stake in Atel to have their say in the management of the company. However, to accomplish their goal, some other shareholder should obviously reduce its share, although this is an awkward task to achieve, due to Atel's complex shareholding structure. Should the acquisition of a 20% stake be impossible, then the Company may decide either to keep its 5% interest or sell it and cash in a sizeable capital gain.

Referring again to a few queries made by Mr. Girelli Consolaro, the Chairman recalls that AEM is entitled to acquire Edipower equity interests currently owned by Interbanca, Royal Bank of Scotland and Unicredito. Should the PUT option be exercised, the interest in Edipower would increase to reach 20%.

Instead, PUT options relating to SEL and Dolomiti Energia are exercised not automatically, but only if certain events occur.

AEM's financial position, he adds, given the foregoing reasons involving the Edison transaction, cannot be considered weak, on the contrary, rather balanced. Hence, Metroweb would be disposed of not for the need to generate the cash AEM requires to reduce its debt, but rather, its disposal would be inspired by an industrial rationale.

Regarding Metroweb, Mr. Zuccoli points out that if having one client - Fastweb - can be considered a weak point for Metroweb, vice versa, the same can also be said of Fastweb itself, since Metroweb is its only supplier; their relations are, therefore, balanced, as proven by the approximately 30-year extension of the contract, made to strengthen stable relations between a single client and a single supplier. Then again, he adds on this point, today, Milan's fiber-optic infrastructure needs greater attention, promotion and visibility than AEM can guarantee, given, basically, its different line of business.

After pointing out that there are no plans involving a merger of Delmi at this time, the Chairman recalls that Italy had promoted, on a national scale, the combination of electric power transmission networks, to the benefit of a single independent operator other than the energy producing entity, namely, Terna. After fully transferring the main network, ENEL's, now the incentive involves transferring to Terna the minor parts of the network still owned by third parties. AEM is, therefore, working on plans to dispose of its transmission network, since mention must be made that other operators are interested in the acquisition, because of the good revenues this business is bound to generate.

He also reiterates his belief that the combination of the distribution of electric power, gas and water would be an extremely important venture from an industrial point of view. Besides, recalls Mr. Zuccoli, several local multi-utilities provide all the three foregoing services, creating a range of synergies, functional, for instance, to network maintenance, to client invoicing and assistance, and to the enhancement of staff skills: he also recalls, in this regard, that staff skills have been a key resource in AEM's growth over all these years. The Chairman ends on this point by stating that

there are different ways to integrate water, gas and electric power networks, though falling in the frame of the only national regulations: key to this process is, however, a clear political will.
Continuing his replies, broadly speaking, the Chairman recalls how AEM has grown thanks to its own internal resources, by strengthening its plants and by making key acquisitions. The big issue now, and in the future, is to keep up growth levels to gain a good footing in Europe, not only in Italy. In this view, adequate protection against foreign activity may certainly play a key role.
The dividend policy, he adds, is the usual policy adopted by the Board of Directors: a 5% increase per year at least offered to its shareholders, with an eye on keeping debt within investment grade levels. The proposal for the 2005 dividend approved by the Board on March 20 was fully consistent with this policy; the proposal put forward today by the Municipality of Milan is slightly different, but does not undermine the rationale underlying the Board's foregoing dividend distribution policy.
As for the request expressed by Mr. Buzzi, Mr. Zuccoli recalls that AEM's shareholders' meetings had often discussed the lawsuit filed in 2003 by Mr. Buzzi to appeal against the resolution adopted on March 31, 2003, authorizing the disposal of the 30.8% stake in Fastweb to e.biscom and the simultaneous acquisition of the 30% stake in Metroweb owned by e.biscom. In particular, he adds, Mr. Buzzi argued that the shareholders had not received a copy of the expert report drawn up by Morgan Stanley to valuate the two companies; Mr. Buzzi himself had asked the Court to order the document to be exhibited, a request that was denied. The case has been adjourned to February 13, 2007; according to reasonable expectations, the ruling could be pronounced during the same year. In any case, he ends on the point, the ruling will not affect disposals regularly made in 2003.
Referring to the considerations made by Mr. Basilio Rizzo, first of all, the Chairman points out that there is no intention to make a capital increase. Over the past few months, he adds, the stock's performance has been clearly affected by a series of major transactions, such as the acquisition of Edison and Ecodeco: multiples, however, are in line with those of other companies in the industry, and the AEM stock share, is, all in all, still reliable. Mention must be made, stresses Mr. Zuccoli, that, concurrent to the conclusion of the Edison transaction, meetings with the financial community have clearly thinned out. Now new road-shows have been planned in Milan and elsewhere, following which institutional investors, funds in particular, will be able to appreciate and have a clearer picture of the new AEM organization.
After stressing that the strategies involving the disposal of Metroweb will depend exclusively on AEM, Mr. Zuccoli, regarding the case pending before the EU Court of Justice on the consistency of Article 2449 of the Italian Civil Code with Article 56 of the EU Treaty, in consideration also of its

application to the matter at hand, in the frame of Article 16 of the AEM by-laws, points out that the date of the hearing before the EU Court of Justice has still not been set, so there is no indication of when the European Court will render its decision. In any case, should the Court rule against the foregoing article of the by-laws being discussed, the Company will have no problem whatsoever in complying with the decisions that will be decreed.

To conclude, the Chairman points out that the Board of Directors has so far never taken into consideration the possibility of distributing extraordinary dividends.

Mr. Buzzi, in reply, declares that the Chairman has dodged his request. The aforementioned Court's ruling, he points out, involves the reprimand of the AEM/e.biscom share swap transaction for Metroweb and Fastweb on the grounds of a lack of or poor information given to shareholders before voting: he recalls that the regulations of the debenture loan underlying the transaction had been distributed only during the shareholders' meeting. Against such a background, he adds, the Court ruled that the exhibition by AEM of the Morgan Stanley expert report was irrelevant for the specific purposes of such decision. That being said, in his opinion, however, shareholders should be entitled to view such a document, which is key to assessing the fairness of the valuations of Metroweb and Fastweb. He stresses again that he has reiterated his request to examine the expert report in the present shareholders' meeting, a request once again denied.

He also recalls he had asked to know the expiry date of the contracts signed by Fastweb and Metroweb on the fiber optic network lease, a request left unanswered.

Mr. Basilio Rizzo points out he had not stated that Fastweb may influence the sale of Metroweb, rather, he had asked whether the fact that Metroweb has only one client may in any way weaken AEM in the talks on the disposal of Metroweb itself. He also recalls he had asked if this company has or not increased the amount of its clients.

On the latter question, the Chairman stresses that Metroweb has not increased the amount of its clients. The talks on the disposal of the subsidiary, however, are being held by following clear logical patterns, and Fastweb, its only client, has no possibility of preventing the success of the talks. He also stresses that single client for Metroweb is equal to single supplier for Fastweb, so both companies can consider themselves weak, although perhaps this situation can be considered a strength both ways.

Since nobody else takes the floor, the Chairman:

- declared the discussion closed;

- requested those present at the meeting to declare any lack of entitlement to vote, and he kindly urged them not to leave the hall before the end of the vote;

- acknowledged that at the beginning of the vote, no. 55 shareholders representing no. 1,018,695,831 shares - equal to 56.59% of the share capital, of which no. 4,790,911 non-voting shares - were present in person or by proxy;

- in consideration also of the proposal put forward by shareholder Municipality of Milan, put to the vote (at 12:29 p.m.), by show of hands, the proposal under letter **a.)** appearing at page 155 of the print file handed over to the attendants, on the approval of the Report on operations, the balance sheet position and the relevant income statement, and the notes to the financial statements for the financial year, showing a profit of € 168,140,293.00.-, previously read out and copied hereunder again, and specified that the resolution proposal under letter **b.)** will be voted separately:

"The Shareholders' Meeting

- having acknowledged the Report on operations by the Board of Directors;

- having acknowledged the Report of the Board of Statutory Auditors;

- having acknowledged the Report of the Independent Auditors;

- having examined the financial statements as of December 31, 2005, showing a profit of € 168,140,293.00.-;

resolves

***a.)** to approve:*

- the Report on operations by the Board of Directors;

- the balance sheet and the relevant income statement and the notes to the financial statements for the relevant financial year, showing a profit of € 168,140,293.00.-, as submitted by the Board of Directors as a whole and in the individual entries, with the suggested earmarking and allocations".

The meeting unanimously approved and the Chairman announced the result.

Opposing votes: no share.

Abstained: no. 1,099 shares.

Favorable votes: no. 1,013,903,821 shares.

See attached details.

* * *

The Chairman thus puts to the vote the proposed resolution under letter **b.)**, on the appropriation of profits, which, as mentioned above, differs from the figure appearing at page 155 of the Report, due

to the proposal put forward by shareholder Municipality of Milan to increase the dividend from Euro 0.056 as proposed by the Board of Directors, to Euro 0.060 per share.
Accordingly, points out the Chairman, a lower sum would be allocated to the extraordinary reserve.
The Chairman then reads out the proposed resolution as resulting from the foregoing change and copied below.
Mr. Basilio Rizzo requests to take the floor and state his vote to express disappointment, in his view, for the Board of Director's lack of independence from the Municipality of Milan itself, by putting to vote the proposal as amended by the majority shareholder. The Board, he recalls, had expressed its own proposal on the dividend, and should have gone forward with its decision, it being understood that the shareholders' meeting could have expressed its own final decision. He also asks the reasons for the lack of preliminary communication between the Board and the majority shareholder.
Mr. Galeone points out how, under such circumstances as today's, in his opinion, common sense must be used. The proposal put forward by the majority shareholder differs slightly from the Board's, so the independence of the Board must be considered, he stresses, by judging other, more important aspects.
Mr. Buzzi points out how the new proposal put forward by the majority shareholder is, however, in his view, incomplete, since it lacks information on what item will be used to draw the higher amount of resources required to distribute by way of dividend.
Mr. Girelli Consolaro declares that he fails to understand the reasons why complaints are made, since the proposal is for an increase, not a reduction of the distributed dividend.
The Chairman, after pointing out that the higher profit allocated for distribution will be deducted from the amount initially appropriated to the extraordinary reserve, recalls that the Board of Directors took a fully independent decision last March, as is usually the case for AEM directors. Today the majority shareholder believes a different proposal must be put forward, exercising a right it has in its capacity as, precisely, majority shareholder, in full compliance, it stresses, with each party's respective role and autonomy.
Since nobody else takes the floor, the Chairman:
- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he kindly urged them not to leave the hall before the end of the vote;

- acknowledged that at the beginning of the vote, no. 55 shareholders representing no. 1,018,695,831 shares - equal to 56.59% of the share capital, of which no. 4,790,911 non-voting shares - were present in person or by proxy;

- put to the vote (at 12:39 p.m.), by show of hands, the proposal under letter b.) appearing at page 155 of the print file, as amended based on the proposal put forward by shareholder Municipality of Milan, previously read out and copied hereunder:

"The Shareholders' Meeting

- having acknowledged the Report on operations by the Board of Directors;

- having acknowledged the Report of the Board of Statutory Auditors;

- having acknowledged the Report of the Independent Auditors;

- having examined the financial statements as of December 31, 2005, showing a profit of € 168,140,293.00.-;

resolves

***b.)** to allocate the operating profit, equal to € 168,140,293.00.- as follows:*

- € 8,407,015.- as a legal reserve;

- € 52,620,945..- as an extraordinary reserve;

- € 107,112,333.- as a dividend to the shareholders, corresponding to € 0.060.- for each of no. 1,785,205,550 shares outstanding at that date, net of no. 14,841,850 own shares, with respect to a total of no. 1,800,047,400 ordinary shares.

The dividend shall not be entitled to any tax credit, and based on the recipient, shall be subject to source-withholding tax by way of tax, i.e. shall partially contribute to form the taxable income. Payment take place starting from June 22, 2006, as against detachment of coupon no. 8".

The meeting unanimously approved and the Chairman announced the result.

Opposing votes: no share.

Abstained: no. 1,099 shares.

Favorable votes: no. 1,013,903,821 shares.

See attached details.

* * *

There being no other item on the agenda to discuss, the Chairman thanks those present and declares the Shareholders' Meeting adjourned at 12:44 p.m..

The Secretary | The Chairman

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

114

ELENCO PARTECIPANTI ALLE ORE 11:10
ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
BANFI ANDREA ALDO		In Delega di HSBC EUROPEAN INDEX FUND	15.707.027		40.000
		In Delega di HSBC BANK			570
		In Delega di BANK OF NEW YORK			1.372.000
		In Delega di KAS DEPOSITARY TRUST COMPANY			663
		In Delega di THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY			17.872
		In Delega di NUCLEAR LIABILITIES FUND LIMITED			19.903
		In Delega di JULIUS BAER MULTICOOPERATION SICAVITALIAN STOCK FUND			11.016.947
		In Delega di GMO INTERNATIONAL SMALL COMPANIES FUND Gestore : BROWN BROTHERS HARR			302.653
		In Delega di MANAGED PENSION FUNDS LIMITED Gestore : STATE STREET BOSTON			554.887
		In Delega di MANAGED PENSION FUNDS LIMITED Gestore : STATE STREET BOSTON			1.180.199
		In Delega di ILLINOIS STATE BOARD OF INVESTMENT Gestore : STATE STREET BOSTON			2
		In Delega di STATE STREET MIDCAPE EUROPE Gestore : STATE STREET BOSTON			13.962
		In Delega di SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN Gestore : STATE STREET BOSTON			12
		In Delega di ACTIVE INTERNATIONAL SMALL CAP Gestore : STATE STREET BOSTON			100.359
		In Delega di NATIONAL PENSIONS RESERVE FUND COMM. Gestore : MELLON BANK N.A.			435.924
		In Delega di NATIONAL PENSIONS RESERVE FUND COMM. Gestore : MELLON BANK N.A.			29.050
		In Delega di CALIFORNIA PUBLIC EMPLOYEES RETIREME Gestore : STATE STREET BOSTON			9.872
		In Delega di WHEELS COMMON INVESTMENT FUND Gestore : NORTHERN TRUST			27.733
		In Delega di FORD-UAW BENEFITS TRUST Gestore : NORTHERN TRUST			16.252
		In Delega di STICHTING PENSIOENFONDS AKZO NOBEL Gestore : NORTHERN TRUST			541.912
		In Delega di FORD OF CANADA MASTER TRUST FUND Gestore : NORTHERN TRUST			16.574
		In Delega di SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION Gestore : NORTHERN TRUST			9.701
GIRELLI CONSOLARO LUIGI			70.000	70.000	

AEM S.p.A
Corso di Porta vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:10

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
GIRELLI CONSOLARO ANNAMARIA		In Delega di PAROLINI MARTA	50.000		50.000
ESPOSTI CERESA VALTER			2.000	2.000	
PICCOLI WALTER VINCENZO		In Delega di ALLEANZA ASSICURAZIONI S.P.A.	26.890.000		8.300.000
		In Delega di GENERALI VITA S.P.A.			1.600.000
		In Delega di GENERALI VITA S.P.A.			8.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			3.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			40.000
		In Delega di INTESAVITA S.P.A.			150.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di INA VITA S.P.A.			2.900.000
BUZZI ARTURO			999	999	
BEVE GIUSEPPE		In Delega di RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	1.800.000		1.800.000
CACCAVERI ANDREA		In Delega di FONDIARIA SAI S.P.A.	36.546.474		6.150.158
		In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
		In Delega di SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA			65.000
GALEONE COSIMO			5.000	5.000	
COLOMBO FIORENZO		In Delega di PEZZONI GRAZIELLA	2.500		2.500
ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	2.050.000		2.050.000
NOBILI RAFFAELE			1	1	
MAGRI CARLO		In Delega di COMUNE DI MILANO	759.643.515		601.215.832
		In Delega di COMUNE DI MILANO			158.427.683
TAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	9.499.000		8.000.000
		In Delega di MAGNOCAVALLO ANTONIO			275.000
		In Delega di FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS			1.200.000
		In Delega di BELTRAME DANIELE DARIO			24.000
STUCCHI LUCIANO			2.000	2.000	
PANTALEO ROBERTO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
FRAGAPANE GIACOMO			340.000	310.000	
				30.000	
CARELLI VITTORIO		In Delega di VALSABBIA LUX SA	18.000.000		18.000.000
MEDIOBANCA S.P.A.	Rappresentata da CARELLI VITTORIO in qualità di Votante		17.625.052	17.625.052	
RIZZO BASILIO VINCENZO			100	100	

115

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:10

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA

Soci presenti o rappresentati :	49
rappresentanti	
IN PROPRIO	18.045.152
IN DELEGA	905.300.916
Totale	923.346.068

pari al 51,30% delle n. 1.800.047.400 azioni costituenti il capitale sociale

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:18

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
BANFI ANDREA ALDO		In Delega di	15.707.027		
		HSBC EUROPEAN INDEX FUND			40.000
		In Delega di			
		HSBC BANK			570
		In Delega di			
		BANK OF NEW YORK			1.372.000
		In Delega di			
		KAS DEPOSITARY TRUST COMPANY			663
		In Delega di			
		THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY			17.872
		In Delega di			
		NUCLEAR LIABILITIES FUND LIMITED			19.903
		In Delega di			
		JULIUS BAER MULTICOOPERATION SICAVITALIAN STOCK FUND			11.016.947
		In Delega di			
		GMO INTERNATIONAL SMALL COMPANIES FUND			302.653
		Gestore :			
		BROWN BROTHERS HARR			
		In Delega di			
		MANAGED PENSION FUNDS LIMITED			554.887
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		MANAGED PENSION FUNDS LIMITED			1.160.199
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		ILLINOIS STATE BOARD OF INVESTMENT			2
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		STATE STREET MIDCAPE EUROPE			13.962
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN			12
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		ACTIVE INTERNATIONAL SMALL CAP			100.359
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		NATIONAL PENSIONS RESERVE FUND COMM.			435.924
		Gestore :			
		MELLON BANK N.A.			
		In Delega di			
		NATIONAL PENSIONS RESERVE FUND COMM.			29.050
		Gestore :			
		MELLON BANK N.A.			
		In Delega di			
		CALIFORNIA PUBLIC EMPLOYEES RETIREME			9.872
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		WHEELS COMMON INVESTMENT FUND			27.713
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		FORD-UAW BENEFITS TRUST			16.252
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		STICHTING PENSIOENFONDS AKZO NOBEL			541.912
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		FORD OF CANADA MASTER TRUST FUND			16.574
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION			9.701
		Gestore :			
		NORTHERN TRUST			
GIRELLI CONSOLARO LUIGI			70.000	70.000	

117

118

ELENCO PARTECIPANTI ALLE ORE 11:18
ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
GIRFILI CONSOLARO ANNAMARIA		In Delega di PAROLINI MARTA	50.000		50.000
ESPOSTI CERESA VALTER			2.000	2.000	
PICCOLI WALTER VINCENZO		In Delega di ALLEANZA ASSICURAZIONI S.P.A.	26.690.000		8.300.000
		In Delega di GENERALI VITA S.P.A.			1.600.000
		In Delega di GENERALI VITA S.P.A.			8.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			3.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			40.000
		In Delega di INTESAVITA S.P.A.			150.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di INA VITA S.P.A.			2.900.000
BUZZI ARTURO			999	999	
BLEVE GIUSEPPE		In Delega di RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	1.800.000		1.800.000
CACCAVERI ANDREA		In Delega di FONDIARIA SAI S.P.A.	36.546.474		6.150.158
		In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
		In Delega di SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA			65.000
GALEONE COSIMO			5.000	5.000	
COLOMBO FIORENZO		In Delega di PEZZONI GRAZIELLA	2.500		2.500
ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	2.050.000		2.050.000
NOBILI RAFFAELE			1	1	
MAGRI CARLO		In Delega di COMUNE DI MILANO	759.643.515		601.215.832
		In Delega di COMUNE DI MILANO			158.427.683
JAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	9.499.000		8.000.000
		In Delega di MAGNOCAVALLO ANTONIO			275.000
		In Delega di FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS			1.200.000
		In Delega di BELTRAME DANIELE DARIO			24.000
STUCCHI LUCIANO			2.000	2.000	
PANTALLO ROBERTO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
FRAGAPANE GIACOMO			340.000	310.000	
				30.000	
CARELLI VITTORIO		In Delega di VALSABBIA LUX SA	18.000.000		18.000.000
MEDIOBANCA S.P.A.	Rappresentata da CARELLI VITTORIO in qualità di Volante		17.625.052	17.625.052	
RIZZO BASILIO VINCENZO			100	100	
FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	90.002.370		90.002.370
FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	4.790.911		4.790.911
COMPA' EMILIO			3.500	3.500	

AEM S.p.A
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:18

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA

Soci presenti o rappresentati :	51
rappresentanti	
IN PROPRIO	18.048.652
IN DELEGA	1.000.094.197
Totale	1.018.142.849

pari al 56,56% delle n. 1.800.047.400 azioni costituenti il capitale sociale

119

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:28

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
BANFI ANDREA ALDO			15.707.027		
		In Delega di			
		HSBC EUROPEAN INDEX FUND			10.000
		In Delega di			
		HSBC BANK			570
		In Delega di			
		BANK OF NEW YORK			1.372.000
		In Delega di			
		KAS DEPOSITARY TRUST COMPANY			663
		In Delega di			
		THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY			17.872
		In Delega di			
		NUCLEAR LIABILITIES FUND LIMITED			19.903
		In Delega di			
		JULIUS BAER MULTICOOPERATION SICAVITALIAN STOCK FUND			11.016.947
		In Delega di			
		GMO INTERNATIONAL SMALL COMPANIES FUND			302.653
		Gestore :			
		BROWN BROTHERS HARR			
		In Delega di			
		MANAGED PENSION FUNDS LIMITED			554.887
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		MANAGED PENSION FUNDS LIMITED			1.180.199
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		ILLINOIS STATE BOARD OF INVESTMENT			2
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		STATE STREET MIDCAPE EUROPE			13.962
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN			12
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		ACTIVE INTERNATIONAL SMALL CAP			100.359
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		NATIONAL PENSIONS RESERVE FUND COMM.			435.924
		Gestore :			
		MELLON BANK N.A.			
		In Delega di			
		NATIONAL PENSIONS RESERVE FUND COMM.			29.050
		Gestore :			
		MELLON BANK N.A.			
		In Delega di			
		CALIFORNIA PUBLIC EMPLOYEES RETIREME			9.872
		Gestore :			
		STATE STREET BOSTON			
		In Delega di			
		WHEELS COMMON INVESTMENT FUND			27.713
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		FORD-UAW BENEFITS TRUST			16.252
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		STICHTING PENSIOENFONDS AKZO NOBEL			541.912
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		FORD OF CANADA MASTER TRUST FUND			16.574
		Gestore :			
		NORTHERN TRUST			
		In Delega di			
		SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION			9.701
		Gestore :			
		NORTHERN TRUST			
GIRELLI CONSOLARO LUIGI			70.000	70.000	

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:28

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
GIRELLI CONSOLARO ANNAMARIA		In Delega di PAROLINI MARTA	50.000		50.000
ESPOSTI CERESA VALTER			2.000	2.000	
PICCOLI WALTER VINCENZO		In Delega di ALLEANZA ASSICURAZIONI S.P.A.	26.890.000		8.300.000
		In Delega di GENERALI VITA S.P.A.			1.600.000
		In Delega di GENERALI VITA S.P.A.			8.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			3.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			40.000
		In Delega di INTESAVITA S.P.A.			150.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di INA VITA S.P.A.			2.900.000
BUZZI ARTURO			999	999	
BLEVE GIUSEPPE		In Delega di RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	1.800.000		1.800.000
CACCAVERI ANDREA		In Delega di FONDIARIA SAI S.P.A.	36.546.474		6.150.158
		In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
		In Delega di SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA			65.000
GALEONE COSIMO			5.000	5.000	
COLOMBO FIORENZO		In Delega di PEZZONI GRAZIELLA	2.500		2.500
ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	2.050.000		2.050.000
NOBILI RAFFAELE			1	1	
MAGRI CARLO		In Delega di COMUNE DI MILANO	759.643.515		601.215.832
		In Delega di COMUNE DI MILANO			158.427.683
TAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	9.499.000		8.000.000
		In Delega di MAGNOCAVALLO ANTONIO			275.000
		In Delega di FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS			1.200.000
		In Delega di BELTRAME DANIELE DARIO			24.000
STUCCHI LUCIANO			2.000	2.000	
PANTALEO ROBERTO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
FRAGAPANE GIACOMO			340.000	310.000	
				30.000	
CARELLI VITTORIO		In Delega di VALSABBIA LUX SA	18.000.000		18.000.000
MEDIOBANCA S.P.A.	Rappresentata da CARELLI VITTORIO in qualità di Votante		17.625.052	17.625.052	
RIZZO BASILIO VINCENZO			100	100	
FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	90.002.370		90.002.370
FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	4.790.911		4.790.911
COMPA' EMILIO			3.500	3.500	
BANFI ANDREA ALDO		In Delega di TRUSTEES OF THE BT PENSION SCHEME	552.982		55.551

121

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

122

ELENCO PARTECIPANTI ALLE ORE 11:28
ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
BANFI ANDREA ALDO			552.982		
		In Delega di HERMES ASSURED LIMITED			130.627
		In Delega di GE PENSIONS LIMITED			46.236
		In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD			230.872
		In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD			89.696

Soci presenti o rappresentati :	55
rappresentanti	
IN PROPRIO	18.048.652
IN DELEGA	1.000.647.179
Totale	1.018.695.831

pari al 56,59% delle n. 1.800.047.400 azioni costituenti il capitale sociale

Assemblea degli azionisti AEM S.p.A. del 28 aprile 2006

Elenco delle persone ammesse *ad audiendum*

GIORNALISTI

Agenzia ASCA	Francesco Catanzaro
Agenzia Italia	Giuliano Papalini
AGI – Milano	Danilo Di Mita
ANSA	Sabina Rosset
Bloomberg	Amoral Kenna
Il Sole 24 Ore	Franco Morganti
Il Sole 24 Ore Radiocor	Tiziana Montrasio
La Repubblica	Luca Pagni
MF	Francesco Allegra
Reuters	Stefano Rebaudo

ALTRI

Ivan Barbieri
Pellegrino Libroia
Angelo Maria Palma
Mario Pellegatta
Paolo Salmoirago

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. Fiscale: 11957540153

124

ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

BILANCIO AL 31/12/2005, RELAZIONE DEGLI AMM.RI SULLA GESTIONE E REL. COLLEGIO SINDACALE

(Orario apertura votazione: 12:29)

ELENCO FAVOREVOLI Totale Voti: 1.013.903.821 pari al 99,9999% della quantità votante

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qta In Proprio	Qta In Delega
ACTIVE INTERNATIONAL SMALL CAP	Delegato: BANFI ANDREA ALDO	1	0	100.359
Gestore: STATE STREET BOSTON				
BANK OF NEW YORK	Delegato: BANFI ANDREA ALDO	1	0	1.372.000
CALIFORNIA PUBLIC EMPLOYEES RETIREME	Delegato: BANFI ANDREA ALDO	1	0	9.872
Gestore: STATE STREET BOSTON				
FORD OF CANADA MASTER TRUST FUND	Delegato: BANFI ANDREA ALDO	1	0	16.574
Gestore: NORTHERN TRUST				
FORD-UAW BENEFITS TRUST	Delegato: BANFI ANDREA ALDO	1	0	16.252
Gestore: NORTHERN TRUST				
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: BANFI ANDREA ALDO	1	0	302.653
Gestore: BROWN BROTHERS HARR				
HSBC BANK	Delegato: BANFI ANDREA ALDO	1	0	570
HSBC EUROPEAN INDEX FUND	Delegato: BANFI ANDREA ALDO	1	0	40.000
ILLINOIS STATE BOARD OF INVESTMENT	Delegato: BANFI ANDREA ALDO	1	0	2
Gestore: STATE STREET BOSTON				
JULIUS BAER MULTICOOPERATION SICAVITALIAN STOCK FUND	Delegato: BANFI ANDREA ALDO	1	0	11.016.947
KAS DEPOSITARY TRUST COMPANY	Delegato: BANFI ANDREA ALDO	1	0	663
MANAGED PENSION FUNDS LIMITED	Delegato: BANFI ANDREA ALDO	1	0	554.887
Gestore: STATE STREET BOSTON				
MANAGED PENSION FUNDS LIMITED	Delegato: BANFI ANDREA ALDO	1	0	1.180.199
Gestore: STATE STREET BOSTON				
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BANFI ANDREA ALDO	1	0	435.[illegible]
Gestore: MELLON BANK N.A.				
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BANFI ANDREA ALDO	1	0	29.0[illegible]
Gestore: MELLON BANK N.A.				
NUCLEAR LIABILITIES FUND LIMITED	Delegato: BANFI ANDREA ALDO	1	0	19.903
SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION	Delegato: BANFI ANDREA ALDO	1	0	9.701
Gestore: NORTHERN TRUST				
SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN	Delegato: BANFI ANDREA ALDO	1	0	12
Gestore: STATE STREET BOSTON				
STATE STREET MIDCAPE EUROPE	Delegato: BANFI ANDREA ALDO	1	0	13.962
Gestore: STATE STREET BOSTON				
STICHTING PENSIOENFONDS AKZO NOBEL	Delegato: BANFI ANDREA ALDO	1	0	541.912
Gestore: NORTHERN TRUST				
THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY	Delegato: BANFI ANDREA ALDO	1	0	17.872
WHEELS COMMON INVESTMENT FUND	Delegato: BANFI ANDREA ALDO	1	0	27.713
Gestore: NORTHERN TRUST				
GIRELLI CONSOLARO LUIGI		2	70.000	0
PAROLINI MARTA	Delegato: GIRELLI CONSOLARO ANNAMARIA	3	0	50.000
ESPOSTI CERESA VALTER		4	2.000	0
ALLEANZA ASSICURAZIONI S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	8.300.000
GENERALI VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	8.000.000
GENERALI VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	1.600.000
INA VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	2.900.000
INA VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	2.900.000
INTESAVITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	150.000
LA VENEZIA ASSICURAZIONI	Delegato: PICCOLI WALTER VINCENZO	5	0	3.000.000
LA VENEZIA ASSICURAZIONI	Delegato: PICCOLI WALTER VINCENZO	5	0	40.000
RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	Delegato: BLEVE GIUSEPPE	7	0	1.800.000
FONDIARIA SAI S.P.A.	Delegato: CACCAVERI ANDREA	8	0	6.150.15[illegible]
MILANO ASSICURAZIONI S.P.A.	Delegato: CACCAVERI ANDREA	8	0	30.331
SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA	8	0	65.[illegible]
GALEONE COSIMO		9	5.000	0
PEZZONI GRAZIELLA	Delegato: COLOMBO FIORENZO	10	0	2.500
BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	Delegato: ROTA FRANCESCO	11	0	2.050.000
NOBILI RAFFAELE		12	1	0
COMUNE DI MILANO	Delegato: MAGRI CARLO	13	0	601.215.832
COMUNE DI MILANO	Delegato: MAGRI CARLO	13	0	158.427.683
BELTRAME DANIELE DARIO	Delegato: TAGNI LORENZO	14	0	24.000
CREDITO VALTELLINESE SCRL	Delegato: TAGNI LORENZO	14	0	8.000.000
FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS	Delegato: TAGNI LORENZO	14	0	1.200.000
MAGNOCAVALLO ANTONIO	Delegato: TAGNI LORENZO	14	0	275.000
STUCCHI LUCIANO		15	2.000	0
FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	Delegato: PANTALEO ROBERTO	16	0	35.065.000
METROPOLITANA MILANESE S.P.A.	Delegato: PEDRAGLIO ENRICO	17	0	47.400
FRAGAPANE GIACOMO		18	30.000	0
FRAGAPANE GIACOMO		18	310.000	0
VALSABBIA LUX SA	Delegato: CARELLI VITTORIO	19	0	18.000.000
MEDIOBANCA S.P.A.	Votante: CARELLI VITTORIO	20	17.625.052	0
ATEL ITALIA HOLDING SRL	Delegato: FASOLI ANGELO	22	0	90.002.370
COMPA' EMILIO		24	3.500	0
BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: BANFI ANDREA ALDO	25	0	230.872
BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: BANFI ANDREA ALDO	25	0	89.696
GE PENSIONS LIMITED	Delegato: BANFI ANDREA ALDO	25	0	46.236
HERMES ASSURED LIMITED	Delegato: BANFI ANDREA ALDO	25	0	130.627
TRUSTEES OF THE BT PENSION SCHEME	Delegato: BANFI ANDREA ALDO	25	0	55.551

125

ELENCO ASTENUTI Totale Voti: 1.099 pari al 0,0001% della quantità votante				
Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
BUZZI ARTURO		6	999	0
RIZZO BASILIO VINCENZO		21	100	0

Totale Qt.a In Proprio: 18.048.652 Totale Qt.a In Delega: 995.856.268 Totale Qt.a : 1.013.904.920 Totale Qt.a votante: 1.013.904.920

Orario Chiusura votazione: 12:30

DESTINAZIONE DELL'UTILE

(Orario apertura votazione: 12:39)

ELENCO FAVOREVOLI Totale Voti: 1.013.903.821 pari al 99,9999% della quantità votante

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
ACTIVE INTERNATIONAL SMALL CAP	Delegato: BANFI ANDREA ALDO	1	0	100.359
Gestore: STATE STREET BOSTON				
BANK OF NEW YORK	Delegato: BANFI ANDREA ALDO	1	0	1.372.000
CALIFORNIA PUBLIC EMPLOYEES RETIREME	Delegato: BANFI ANDREA ALDO	1	0	9.872
Gestore: STATE STREET BOSTON				
FORD OF CANADA MASTER TRUST FUND	Delegato: BANFI ANDREA ALDO	1	0	16.574
Gestore: NORTHERN TRUST				
FORD-UAW BENEFITS TRUST	Delegato: BANFI ANDREA ALDO	1	0	16.252
Gestore: NORTHERN TRUST				
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: BANFI ANDREA ALDO	1	0	302.653
Gestore: BROWN BROTHERS HARR				
HSBC BANK	Delegato: BANFI ANDREA ALDO	1	0	570
HSBC EUROPEAN INDEX FUND	Delegato: BANFI ANDREA ALDO	1	0	40.000
ILLINOIS STATE BOARD OF INVESTMENT	Delegato: BANFI ANDREA ALDO	1	0	2
Gestore: STATE STREET BOSTON				
JULIUS BAER MULTICOOPERA TION SICAVITALIAN STOCK FUND	Delegato: BANFI ANDREA ALDO	1	0	11.016.947
DEPOSITARY TRUST COMPANY	Delegato: BANFI ANDREA ALDO	1	0	663
NAGED PENSION FUNDS LIMITED	Delegato: BANFI ANDREA ALDO	1	0	554.887
Gestore: STATE STREET BOSTON				
MANAGED PENSION FUNDS LIMITED	Delegato: BANFI ANDREA ALDO	1	0	1.180.199
Gestore: STATE STREET BOSTON				
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BANFI ANDREA ALDO	1	0	435.924
Gestore: MELLON BANK N.A.				
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BANFI ANDREA ALDO	1	0	29.050
Gestore: MELLON BANK N.A.				
NUCLEAR LIABILITIES FUND LIMITED	Delegato: BANFI ANDREA ALDO	1	0	19.903
SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION	Delegato: BANFI ANDREA ALDO	1	0	9.701
Gestore: NORTHERN TRUST				
SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN	Delegato: BANFI ANDREA ALDO	1	0	12
Gestore: STATE STREET BOSTON				
STATE STREET MIDCAPE EUROPE	Delegato: BANFI ANDREA ALDO	1	0	13.962
Gestore: STATE STREET BOSTON				
STICHTING PENSIOENFONDS AKZO NOBEL	Delegato: BANFI ANDREA ALDO	1	0	541.912
Gestore: NORTHERN TRUST				
THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY	Delegato: BANFI ANDREA ALDO	1	0	17.872
WHEELS COMMON INVESTMENT FUND	Delegato: BANFI ANDREA ALDO	1	0	27.713
Gestore: NORTHERN TRUST				
GIRELLI CONSOLARO LUIGI		2	70.000	0
PAROLINI MARTA	Delegato: GIRELLI CONSOLARO ANNAMARIA	3	0	50.000
ESPOSTI CERESA VALTER		4	2.000	0
ALLEANZA ASSICURAZIONI S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	8.300.000
GENERALI VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	8.000.000
GENERALI VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	1.600.000
INA VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	2.900.000
VITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	2.900.000
ESAVITA S.P.A.	Delegato: PICCOLI WALTER VINCENZO	5	0	150.000
LA VENEZIA ASSICURAZIONI	Delegato: PICCOLI WALTER VINCENZO	5	0	3.000.000
LA VENEZIA ASSICURAZIONI	Delegato: PICCOLI WALTER VINCENZO	5	0	40.000
RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	Delegato: BLEVE GIUSEPPE	7	0	1.800.000
FONDIARIA SAI S.P.A.	Delegato: CACCAVERI ANDREA	8	0	6.150.158
MILANO ASSICURAZIONI S.P.A.	Delegato: CACCAVERI ANDREA	8	0	30.331.316
SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA	8	0	65.000
GALEONE COSIMO		9	5.000	0
PEZZONI GRAZIELLA	Delegato: COLOMBO FIORENZO	10	0	2.500
BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	Delegato: ROTA FRANCESCO	11	0	2.050.000
NOBILI RAFFAELE		12	1	0
COMUNE DI MILANO	Delegato: MAGRI CARLO	13	0	601.215.832
COMUNE DI MILANO	Delegato: MAGRI CARLO	13	0	158.427.683
BELTRAME DANIELE DARIO	Delegato: TAGNI LORENZO	14	0	24.000
CREDITO VALTELLINESE SCRL	Delegato: TAGNI LORENZO	14	0	8.000.000
FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS	Delegato: TAGNI LORENZO	14	0	1.200.000
MAGNOCAVALLO ANTONIO	Delegato: TAGNI LORENZO	14	0	275.000
STUCCHI LUCIANO		15	2.000	0
FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	Delegato: PANTALEO ROBERTO	16	0	35.065.000
METROPOLITANA MILANESE S.P.A.	Delegato: PEDRAGLIO ENRICO	17	0	47.400
FRAGAPANE GIACOMO		18	30.000	0
FRAGAPANE GIACOMO		18	310.000	0
VALSABBIA LUX SA	Delegato: CARELLI VITTORIO	19	0	18.000.000
MEDIOBANCA S.P.A.	Votante: CARELLI VITTORIO	20	17.625.052	0
ATEL ITALIA HOLDING SRL	Delegato: FASOLI ANGELO	22	0	90.002.370
COMPA' EMILIO		24	3.500	0
BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: BANFI ANDREA ALDO	25	0	230.872

BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: BANFI ANDREA ALDO	25	0	89.696
GE PENSIONS LIMITED	Delegato: BANFI ANDREA ALDO	25	0	46.236
HERMES ASSURED LIMITED	Delegato: BANFI ANDREA ALDO	25	0	130.627
TRUSTEES OF THE BT PENSION SCHEME	Delegato: BANFI ANDREA ALDO	25	0	55.551

126

ELENCO ASTENUTI Totale Voti: 1.099 pari al 0,0001% della quantità votante

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
BUZZI ARTURO		6	999	0
RIZZO BASILIO VINCENZO		21	100	0

Totale Qt.a in Proprio: 18.048.652 Totale Qt.a In Delega: 995.856.268 Totale Qt.a : 1.013.904.920 Totale Qt.a votante: 1.013.904.920

Orario Chiusura votazione: 12:40

ELENCO PARTECIPANTI NON AVENTI DIRITTO DI VOTO Totale Q.ta: 4.790.911

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
ATEL ITALIA HOLDING SRL	Delegato: FASOLI ANGELO	23	0	4.790.911

AEM S.p.A.
Corso di Porta Vittoria n. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

ORA	MOVIM.	N.SC.	PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
10:20	E	1	BANFI ANDREA ALDO		In Delega di HSBC EUROPEAN INDEX FUND	15.707.027		40.000
10:20	E	1			In Delega di HSBC BANK			570
10:20	E	1			In Delega di BANK OF NEW YORK			1.372.000
10:20	E	1			In Delega di KAS DEPOSITARY TRUST COMPANY			663
10:20	E	1			In Delega di THE SUBSIDIZED SCHOOLS PROVIDENTFUNDCARE OFF THE TREASURY			17.072
10:20	E	1			In Delega di NUCLEAR LIABILITIES FUND LIMITED			19.903
10:20	E	1			In Delega di JULIUS BAER MULTICOOPERATION SICAVITALIAN STOCK FUND			11.016.947
10:20	E	1			In Delega di GMO INTERNATIONAL SMALL COMPANIES FUND Gestore : BROWN BROTHERS HARR			302.653
10:20	E	1			In Delega di MANAGED PENSION FUNDS LIMITED Gestore : STATE STREET BOSTON			554.887
10:20	E	1			In Delega di MANAGED PENSION FUNDS LIMITED Gestore : STATE STREET BOSTON			1.180.199
10:20	E	1			In Delega di ILLINOIS STATE BOARD OF INVESTMENT Gestore : STATE STREET BOSTON			2
10:20	E	1			In Delega di STATE STREET MIDCAPE EUROPE Gestore : STATE STREET BOSTON			13.962
10:20	E	1			In Delega di SSB INV. FUNDS FOR TAX EXEMPT RET.PLAN Gestore : STATE STREET BOSTON			12
10:20	E	1			In Delega di ACTIVE INTERNATIONAL SMALL CAP Gestore : STATE STREET BOSTON			100.359
10:20	E	1			In Delega di NATIONAL PENSIONS RESERVE FUND COMM. Gestore : MELLON BANK N.A.			435.924
10:20	E	1			In Delega di NATIONAL PENSIONS RESERVE FUND COMM. Gestore : MELLON BANK N.A.			29.050
10:20	E	1			In Delega di CALIFORNIA PUBLIC EMPLOYEES RETIREME Gestore : STATE STREET BOSTON			9.072
10:20	E	1			In Delega di WHEELS COMMON INVESTMENT FUND Gestore : NORTHERN TRUST			27.713

127

AEM S.p.A.

Corso di Porta Vittoria n. 4 - MILANO

Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

ORA	MOVIM.	N. SC.	PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
10:20	E	1	BANFI ANDREA ALDO		In Delega di FORD-UAW BENEFITS TRUST Gestore : NORTHERN TRUST	15.707.027		16.252
10:20	E	1			In Delega di STICHTING PENSIOENFONDS AKZO NOBEL Gestore : NORTHERN TRUST			541.912
10:20	E	1			In Delega di FORD OF CANADA MASTER TRUST FUND Gestore : NORTHERN TRUST			16.574
10:20	E	1			In Delega di SAN JOAQUIN COUNTY EMPLOYEES' RETIREMENT ASSOCIATION Gestore : NORTHERN TRUST			9.701
10:26	E	2	GIRELLI CONSOLARO LUIGI			70.000	70.000	
10:27	E	3	GIRELLI CONSOLARO ANNAMARIA		In Delega di PAROLINI MARTA	50.000		50.000
10:30	E	4	ESPOSTI CERESA VALTER			2.000	2.000	
10:31	E	5	PICCOLI WALTER VINCENZO		In Delega di ALLEANZA ASSICURAZIONI S.P.A.	26.890.000		8.300.000
10:31	E	5			In Delega di GENERALI VITA S.P.A.			1.600.000
10:31	E	5			In Delega di GENERALI VITA S.P.A.			8.000.000
10:31	E	5			In Delega di LA VENEZIA ASSICURAZIONI			3.000.000
10:31	E	5			In Delega di LA VENEZIA ASSICURAZIONI			40.000
10:31	E	5			In Delega di INTESAVITA S.P.A.			150.000
10:31	E	5			In Delega di INA VITA S.P.A.			2.900.000
10:31	E	5			In Delega di INA VITA S.P.A.			2.900.000
10:32	E	6	BUZZI ARTURO			999	999	
10:32	E	7	BLEVE GIUSEPPE		In Delega di RAS ASSET MANAGEMENT SGR S.P.A.FONDO CAPITALRAS	1.800.000		1.800.000
10:36	E	8	CACCAVERI ANDREA		In Delega di FONDIARIA SAI S.P.A.	36.546.474		6.150.158
10:36	E	8			In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
10:36	E	8			In Delega di SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA			65.000
10:36	E	9	GALEONE COSIMO			5.000	5.000	
10:41	E	10	COLOMBO FIORENZO		In Delega di PEZZONI GRAZIELLA	2.500		2.500
10:49	E	11	ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	2.050.000		2.050.000
10:53	E	12	NOBILI RAFFAELE			1	1	
10:55	E	13	MAGRI CARLO		In Delega di COMUNE DI MILANO	759.643.515		601.215.832
10:55	E	13			In Delega di COMUNE DI MILANO			158.427.683

28

AEM S.p.A.

Corso di Porta Vittoria n. 4 - MILANO

Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI

ASSEMBLEA ORDINARIA DEL 28/04/2006 IN PRIMA CONVOCAZIONE

ORA	MOVIM.	N. SC.	PARTECIPANTE	NOTE	SOCIO	TOTALE QUANTITA'	QUANTITA' IN PROPRIO	QUANTITA' IN DELEGA
10:56	E	14	TAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	9.499.000		8.000.000
10:56	E	14			In Delega di MAGNOCAVALLO ANTONIO			275.000
10:56	E	14			In Delega di FONDAZIONE PIERFRANCO E LUISA MARIANIONLUS			1.200.000
10:56	E	14			In Delega di BELTRAME DANIELE DARIO			24.000
10:58	E	15	STUCCHI LUCIANO			2.000	2.000	
10:59	E	16	PANTALLO ROBERTO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
10:59	E	17	PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
11:04	E	18	FRAGAPANE GIACOMO			340.000	310.000	
11:04	E	18					30.000	
11:06	E	19	CARELLI VITTORIO		In Delega di VALSABBIA LUX SA	18.000.000		18.000.000
11:06	E	20	CARELLI VITTORIO	Rappresentata da CARELLI VITTORIO in qualità di Votante	MEDIOBANCA S.P.A.	17.625.052	17.625.052	
11:08	E	21	RIZZO BASILIO VINCENZO			100	100	
11:16	E	22	FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	90.002.370		90.002.370
11:16	E	23	FASOLI ANGELO		In Delega di ATEL ITALIA HOLDING SRL	4.790.911		4.790.911
11:16	E	24	COMPA' EMILIO			3.500	3.500	
11:28	E	25	BANFI ANDREA ALDO		In Delega di TRUSTEES OF THE RT PENSION SCHEME	552.982		55.551
11:28	E	25			In Delega di HERMES ASSURED LIMITED			130.627
11:28	E	25			In Delega di GE PENSIONS LIMITED			46.236
11:28	E	25			In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD			230.872
11:28	E	25			In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD			89.696

129